Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: January 13, 2014

On January 13, 2014, AMEC plc issued the following press release:

Possible offer for Foster Wheeler and update on trading

AMEC, the international engineering and project management company, announces that it has provisionally agreed with Foster Wheeler AG (Foster Wheeler) the outline terms for a recommended cash and share offer for all of Foster Wheeler’s issued and to be issued share capital. Foster Wheeler shareholders would receive approximately 0.9(1) new AMEC shares and $16.00 in cash, together representing $32.00 for each Foster Wheeler share (the ‘possible offer’). The possible offer equates to a value of approximately $3.2 billion (£1.9 billion) (2).

Foster Wheeler is an international engineering, construction and project management contractor and power equipment supplier. The board of AMEC believes the combination of the AMEC and Foster Wheeler businesses is a compelling proposition for all shareholders.

The cash component of the possible offer ($1,595 million, £968 million) is expected to be financed by a combination of AMEC’s existing cash resources and new debt financing.

AMEC expects the remainder of the offer to be satisfied by the issuance of new AMEC shares to Foster Wheeler shareholders, some or all of which may take the form of American Depositary Receipts.  AMEC will seek a US listing in connection with the transaction.

If the possible offer is completed on the terms outlined above, Foster Wheeler shareholders would hold shares in AMEC representing approximately 23 per cent of its enlarged share capital, and AMEC would expect to have a pro-forma trailing 12 months ratio of net debt to EBITDA of approximately 1.6 times at completion. Foster Wheeler also expects to pay a pre-completion dividend of $0.40 for each Foster Wheeler share.

On completion of the transaction, two non executive directors of Foster Wheeler are expected to join the AMEC board.

AMEC takes a disciplined approach to acquisitions, with clearly defined strategic and financial criteria.  Double-digit earnings accretion is expected in the first 12 months, with ROIC expected to exceed the cost of capital in the second 12 months period, after completion.

Key benefits of the proposed combination would include:

•                  Positioning AMEC to serve across the whole oil and gas value chain, adding mid and downstream capabilities to AMEC’s existing upstream focus and bringing new customer relationships

•                  Improved geographic footprint, more than doubling AMEC’s current revenues in the Growth Regions, increasing AMEC’s Latin America exposure and bringing scale benefits

•                  Annual cost synergies, estimated by AMEC to be at least $75 million, and additional significant tax and revenue synergies

•                  Retaining AMEC’s low-risk and cash generative business model. Foster Wheeler has a similar business model, with predominantly cost-plus contracting and an asset-light engineering and project management business

•                  Combining two highly skilled workforces with industry-leading engineering and project management expertise

•                  Adding a robust and profitable power equipment business with a solid backlog of orders.

AMEC Chief Executive Samir Brikho said: “The combination of our two businesses, AMEC and Foster Wheeler, would be financially and strategically attractive. As well as positioning us across the whole oil & gas value chain and providing scale in our Growth Regions, we would expect double-digit earnings enhancement in the first twelve months. I believe it would be a compelling proposition for our shareholders, customers and employees.”

The making of a firm offer remains subject to a number of pre-conditions, including the satisfactory completion of confirmatory due diligence by both parties, completion of debt financing arrangements by AMEC, unanimous recommendation by the board of Foster Wheeler and the negotiation of definitive agreements satisfactory to both AMEC and Foster Wheeler. Foster Wheeler has agreed not to solicit alternative proposals until 22 February 2014 by which time it is expected that definitive agreements will be entered into. Completion is anticipated in the second half of 2014, subject to AMEC shareholder approval and regulatory and anti-trust approvals. However, there is no certainty that a firm offer will be made or that the transaction will proceed.

AMEC outlook update

AMEC’s 2013 full year results will be announced on 13 February 2014.

AMEC has performed in line with its expectations for 2013 and the underlying business continues to perform as expected.

However, the recent strengthening of sterling relative to North American currencies means the forecast average exchange rates for 2014 are less favourable than 2013. This currently translates into an impact of approximately £10 million of EBITA, year-on-year.

The possible acquisition of Foster Wheeler is expected to be double-digit earnings enhancing in the first 12 months after completion. However, this will not be fully realised in 2014 and AMEC does not now expect to report adjusted earnings per share of greater than 100 pence in the year. The combination of Foster Wheeler and AMEC is expected to create sustainable value for shareholders for the long term.

AMEC will host a conference call for investors and analysts at 8:00am GMT today.

(1)         The possible exchange ratio of 0.8998 has been calculated using the AMEC share price at the close on 10 January 2014 of 1079p and a pound sterling to US$ exchange rate of 1:1.648.

(2)         The possible offer value has been calculated using a Foster Wheeler share count of 99.7 million shares that will be settled in new AMEC shares and cash, plus awards over 1.6 million Foster Wheeler shares that are expected to be rolled into new AMEC share awards.

Bank of America Merrill Lynch is acting as exclusive financial adviser to AMEC. Bank of America Merrill Lynch and Barclays are joint corporate brokers to AMEC.

Ends

Enquiries:

AMEC	+44 20 7429 7500
Sue Scholes
Rupert Green

Bank of America Merrill Lynch	+44 20 7628 1000
Simon Mackenzie Smith

Michael Findlay

Brunswick	+44 20 7404 5959
Mike Harrison
Dania Saidam
Tripp Kyle and Jayne Rosefield	+1 (212) 333 3810

Notes to editors:

AMEC is a focused supplier of consultancy, engineering and project management services to its customers in the world’s oil and gas, mining, clean energy, environment and infrastructure markets. With annual revenues of some £4.2 billion, AMEC designs, delivers and maintains strategic and complex assets and employs over 29,000 people in around 40 countries worldwide.

Foster Wheeler is a global engineering and construction company and power equipment supplier delivering technically advanced, reliable facilities and equipment. The company employs approximately 13,000 people in more than 30 countries with specialized expertise dedicated to serving its clients through one of its two primary business groups.

Foster Wheeler’s two business groups are:

•                  The Global Engineering and Construction (E&C) Group, which designs and constructs leading edge processing facilities for the upstream oil and gas, LNG and midstream, refining, chemicals and petrochemicals, power, mining and metals, environmental, pharmaceuticals, biotechnology and healthcare industries.

•                  The Global Power Group (GPG), a world leader in combustion and steam generation technology that designs, manufactures and erects steam generating and auxiliary equipment for power stations and industrial facilities and also provides a wide range of aftermarket services.

Foster Wheeler has a current market capitalisation of approximately $3.1 billion.  In 2012, Foster Wheeler generated operating revenues of $3.4 billion, EBITDA of $279 million and net income of $150 million.

Forward-looking statements

This announcement contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

IMPORTANT INFORMATION:

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

AMEC has not commenced and may not make an offer to purchase Foster Wheeler shares as described in this announcement. In the event that AMEC makes an offer (as the same may be varied or extended in accordance with applicable law), AMEC will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer (the “Offer Document”) and a letter of transmittal and form of acceptance (the “Acceptance Forms”) to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. Any offer in the United States will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.AMEC.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Participants in the Solicitation

If the offer involves a solicitation of a proxy, AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 if and when filed. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction, if an offer is made, when they become available. If an offer is made, investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.